[Dorsey & Whitney letterhead]

June 24, 2005

Mark P. Shuman
Jeffrey Werbitt
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:                   SoftBrands, Inc.
Preliminary Revised Schedule 14A Filed June 2, 2005
(File No. 0-51118)

Dear Mr. Shuman and Mr. Werbitt:

This letter is in response to your letter dated June 14, 2005 relating to the above 14A filing.  You conveyed the following comment by that letter:

1.                                      We note that except for your policy to automatically grant options to directors annually, you have not established any plans or arrangements with respect to the increased shares of common stock that have been reserved for your 2001 stock incentive plan.  Accordingly, please revise to provide information required by Item 10(a)(2)(i) of Schedule 14A.  In this regard, you may present this information on an annual basis and provide footnote disclosure regarding your policy to automatically grant options to directors annually.

Consistent with my discussions with Mr. Werbitt, we believe that disclosure of the options that may be granted to directors is included in the proxy statement as filed.  Please note that the third paragraph under the caption “About our Incentive Plan” on page 23 of the proxy statement, which is part of the discussion regarding the amendment to the incentive plan, contains a detailed description of the terms upon which such options are granted.  Please further note that a similar discussion is also contained on page 5 of the proxy statement under the caption “Compensation to our Independent Directors.”  Further, please know that in July 2005 and consistent with that policy, there will be options to purchase only 60,000 shares granted to existing outside directors, and that the reservation under the incentive plan before the subject amendment (1,404,000 shares) is more than adequate to cover those options to be granted to outside directors.  Further options to existing directors will not be granted under this policy until July 31, 2006.  Because no more clear disclosure could be provided by a tabular discussion and because the additional shares added to the plan reservation by the amendment will not be required for the grant of director options within the near future, we do not believe that additional, tabular disclosure is warranted.

This letter is also to confirm that SoftBrands will file a definitive proxy statement early next week and will mail with that proxy statement, its Form 10A/3, as we propose that it be filed today or Monday, and provided the Commission has confirmed that it has no further comments on the Form 10.  Please also take this letter as confirmation that, in order to provide stockholders more current information, Softbrands will distribute to each stockholder with that proxy statement and with its Form 10A/3, a copy of its Form 10-Q for the quarter ended March 31, 2005.

If you have further questions or concerns, please contact me at your earliest convenience.

Very truly yours,

/s/ Thomas Martin
Thomas Martin